Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration of the businesses; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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This is a translation of a Spanish language communication.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL SDG, S.A.

OTHER COMMUNICATIONS

With regard to the relevant fact published on January 19, 2007 by Endesa, S.A. regarding the nature of the information that it delivered to another bidder, Gas Natural SDG, S.A. believes that the judicial and regulatory authorities should be the ones to conclude the investigations currently in progress. However, in the interest of seeing that the market has objective information, it wishes to make the following comments:

1.	The statements made by Endesa’s representatives on their willingness to now deliver relevant information to Gas Natural are not credible, because they come from the person who has used “its entire arsenal against the transaction undertaken by Gas Natural” (ruling of the Provincial Court of Madrid of January 15, 2007).

Someone who has refused to confirm even public information to Gas Natural on as many as 9 occasions, and continues to do everything possible to limit the delivery of documentation to the Court that is investigating these events, cannot hold itself out to as being transparent. Someone who, in addition to knowing the importance of providing EON with the proper information at all times, has assisted EON (under its agreement of January 16, 2006), collaborating actively on its strategy, cannot hold itself out to be ensuring an equilibrium between bidders.

If true, the decisions of its board of Directors that are now being cited would clearly be, due to their date, a mere preparatory background for its agreement with EON, without then having been disclosed for or opened to interested third parties and whose efficacy, as a cover of legality of those actions, turns out not to be sufficient.

It is up to the administrative and judicial authorities to examine the validity of EON’s bid and the legitimacy of Endesa’s actions. With regard to the proceedings before a United States court, Endesa wishes to overlook the fact that they are waiting for EON’s final Schedule TO.

Finally, with regard to the statement that all information delivered to EON is publicly available, Endesa and EON have only agreed to make the information provided in the United States partially public, and the information provided in the proceedings in progress in Barcelona has not yet begun to be released, but the documents released up to now already show that Endesa and EON have not delivered all the information that was exchanged.

2.	According to what has been known up to now, the relevant nature of the information that Endesa has provided to EON reveals that it is insider information because it involves (i) material information, i.e. information that could affect the valuation of the company, (ii) confidential information, because it was not known, not even by its own shareholders; and (iii) information delivered for the purpose of carrying out a transaction on a negotiable security, i.e. to prepare or make a bid.

But, in addition, given its strategic and fundamental nature for Endesa’s business, the fact that such information was given to someone who is its industry competitor could imply a significant disclosure of trade or company secrets, whose valuation is up to Endesa shareholders.

3.	The communication from Endesa’s representatives that ostensibly indicates a willingness to deliver documentation to Gas Natural overlooks the fact that equal information and treatment for competitors should take place with equal relevance and at the same time, and this belated feigned attempt can no longer salvage its behavior or save it from the consequences of all types that have already resulted.

What is appropriate at this time is for Endesa to abandon the obstructionist attitude that its actions have exhibited up to now, and answer the requests from both the Spanish National Securities Market (CNMV) and Commercial Court No. 1 of Barcelona, so that the rights of those who might be harmed by the contested acts can be protected without delay and without further damage.

Barcelona, January 23, 2007